UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 2018

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

Tel: (646) 448-8743

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On August 16, 2018, Akari Therapeutics, Plc (the “Company”) issued unaudited interim condensed consolidated financial statements as of March 31, 2018, prepared in accordance with generally accepted accounting principles in the United States, together with the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the same period. Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2018

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2018

The information contained in this report (including the exhibit hereto) is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2018

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Interim Chief Executive Officer and Chief Operating Officer

Date: August 16, 2018